UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Techfaith Wireless Communication Technology Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

169424207(1)

(CUSIP Number)

January 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 75 ordinary shares of the Issuer.

CUSIP No. 169424207	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Defu Dong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,000,000 ordinary shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,000,000 ordinary shares(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 ordinary shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represent 6,000,000 ordinary shares issuable upon the exercise of vested share options held by Mr. Defu Dong.
(2)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2017 and assuming all share options held by Mr. Defu Dong that are exercisable within 60 days of December 31, 2017 are exercised.

CUSIP No. 169424207	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Oasis Land Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 171,195,000 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 171,195,000 ordinary shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,195,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6%(1)
12	TYPE OF REPORTING PERSON CO

(1)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2017.

CUSIP No. 169424207	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Dong’s Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

ITEM 1(a). NAME OF ISSUER:

China Techfaith Wireless Communication Technology Limited (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100111, People’s Republic of China

ITEM 2(a). NAME OF PERSON FILING:

Defu Dong

Oasis Land Limited (the “Record Holder”)

Dong’s Family Trust (the “Trust”)

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Defu Dong

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100016, People’s Republic of China

Oasis Land Limited

P.O. Box 916, Woodbourne Hall

Road Town, Tortola

British Virgin Islands

Dong’s Family Trust

Compass Point, 9 Bermudiana Road

Hamilton HM11

Bermuda

ITEM 2(c). CITIZENSHIP:

Defu Dong is a PRC citizen. The place of organization of the Record Holder is the British Virgin Islands. The Trust is established under the laws of the Cayman Islands.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e). CUSIP NO.:

169424207. This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 75 ordinary shares of the Issuer.

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2017:

Reporting Person	Amount beneficially owned:		Percent of class:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Defu Dong	6,000,000	(1)	0.7	%(2)	6,000,000	(1)	0	6,000,000	(1)	0
Oasis Land Limited	171,195,000		21.6	%(3)	171,195,000			171,195,000
Dong’s Family Trust	0		0.0%		0		0	0		0

(1)	Represent 6,000,000 ordinary shares issuable upon the exercise of vested share options held by Mr. Defu Dong.
(2)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2017 and assuming all share options held by Mr. Defu Dong that are exercisable within 60 days of December 31, 2017 are exercised.
(3)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2017.

The Record Holder is the record owner of 171,195,000 ordinary shares of the Issuer. Mr. Defu Dong has ceased to be the sole director of the Record Holder, and the Trust has ceased to be the ultimate owner of the Record Holder.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Mr. Defu Dong and the Trust ceased to be the beneficial owner of more than five percent of the class of securities. The Record Holder is still the record owner of 171,195,000 ordinary shares of the Issuer and subject to reporting obligations, as referenced to the Schedule 13D filed by the Record Holder on January 18, 2018.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018

Defu Dong	/s/ Defu Dong
Defu Dong

Oasis Land Limited	By:	/s/ Deyou Dong
	Name:	Deyou Dong
	Title:	Director

Dong’s Family Trust

	By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement